Rosa Vieira
Senior Account Manager, Client Services
Telephone: 416.361.0930 ext.227
rvieira@equitytransfer.com

VIA ELECTRONIC TRANSMISSION

March 21, 2007

TO ALL APPLICABLE EXCHANGES AND COMMISSIONS:

RE: METALLICA RESOURCES INC. Confirmation of Notice of Record and Meeting Dates

We are pleased to confirm that Notice of Record and Meeting Dates was sent to The Canadian Depository for Securities.

We advise the following with respect to the Annual Meeting of Shareholders for Metallica Resources Inc.

  CUSIP– 59125J 10 4

  Date Fixed for the Meeting – May 24, 2007

  Record Date For Notice – April 23, 2007

  Record Date For Voting – April 23, 2007

  Beneficial Ownership Determination Date – April 23, 2007

  Classes or Series of Securities that entitle the holder to receive Notice of the Meeting - Common Shares

  Classes of Series of Securities that entitle the holder to vote at the meeting - Common Shares

  Business to be conducted at the meeting – Annual

Yours Truly,
EQUITY TRANSFER & TRUST COMPANY

200 University Ave, Suite 400, Toronto, Ontario M5H 4H1
T:416.361.0152 F:416.361.0470 www.equitytransfer.com